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                                                                      EXHIBIT 12

                             FORTUNE BRANDS, INC.

        Statement Re Computation of Ratio of Earnings to Fixed Charges
                         (Dollar amounts in millions)

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                                                                      Years Ended December 31,
                                          ----------------------------------------------------------------------------------
                                             1996           1997               1998              1999                2000
                                          ---------       ---------          ---------         ---------           ---------
Continuing Operations
---------------------
Earnings Available:

  Income before
     provision for
     taxes on income
     and minority interest                $   340.1       $   145.2          $   516.4           ($725.2)          $    44.0

  Less:  Excess of
         earnings over
         dividends of less
         than fifty percent
         owned companies                        0.2             0.2                0.2               0.2                 0.2

         Capitalized interest                   0.3               -                  -               4.1                 0.6
                                          ---------       ---------          ---------         ---------           ---------
                                              339.6           145.0              516.2            (720.9)               43.2
                                          ---------       ---------          ---------         ---------           ---------
Fixed Charges:

  Interest expense
     (including capitalized
     interest) and amortization
     of debt discount and expenses            172.6           122.4              105.4             113.9               135.6

  Portion of rentals
     representative of
     an interest factor                        15.1            14.7               17.0              19.0                18.0
                                          ---------       ---------          ---------         ---------           ---------
    Total Fixed Charges                       187.7           137.1              122.4             132.9               153.6
                                          ---------       ---------          ---------         ---------           ---------

    Total Earnings
       Available                          $   527.3       $   282.1          $   638.6         $  (588.0)          $   196.8
                                          =========       =========          =========         =========           =========

Ratio of Earnings to
  Fixed Charges                                2.81            2.06               5.22                (A)                 (A)
                                          =========       =========          =========         =========           =========
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(A)  As a result of the loss reported for the years ended December 31, 2000 and
     1999, the Company was unable to cover the fixed charges as indicated.

     Included in earnings for 2000 was a fourth quarter goodwill write-down of $502.6 million and included in earnings for 1999 was a second quarter goodwill write-down of $1,126 million as disclosed in Note 1 to the Company's consolidated financial statements. If the write-down were excluded from earnings, the ratio of earnings to fixed charges for the years ended December 31, 2000 and 1999 would have been 4.52 and 4.05, respectively.